EXHIBIT 21

SUBSIDIARIES OF THE COMPANY

A.            As of December 31, 2011 the following are subsidiaries more than 50% owned (included in the consolidated financial statements):

	Jurisdiction of	Percentage
Name	Incorporation	Owned
Trans-Lux Canada Ltd.	Canada	100%
Trans-Lux Commercial Corporation	Utah	100
Trans-Lux Display Corporation	Delaware	100
Trans-Lux Experience Corporation	New York	100
Trans-Lux Energy Corporation	Connecticut	100
Trans-Lux Midwest Corporation	Iowa	100
Trans-Lux Seaport Corporation	New York	100
Trans-Lux Service Corporation	New York	100
Trans-Lux Investment Corporation	Delaware	100
Trans-Lux Multi-Media Corporation	Connecticut	100
Trans-Lux Montezuma Corporation (1)	New Mexico	100
Trans-Lux Southwest Corporation (1)	New Mexico	100

(1)           Wholly-owned subsidiary of Trans-Lux Multi-Media Corporation.